SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
May 3, 2006
INFINEON TECHNOLOGIES AG
Am Campeon 1-12
D-85579 Neubiberg/Munich
Federal Republic of Germany
Tel: +49-89-234-0
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F  ☑ Form 40-F  ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes  ☐ No  ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___.

This Report on Form 6-K dated May 3, 2006 contains the quarterly report of Infineon Technologies AG for the Company’s second quarter and the first half year results of the 2006 financial year.

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

INFINEON TECHNOLOGIES AG
Date: May 3, 2006	By:	/s/ Wolfgang Ziebart
Dr. Wolfgang Ziebart
Member of the Management Board and Chief Executive Officer

	By:	/s/ Peter J. Fischl
Peter J. Fischl
Member of the Management Board and Chief Financial Officer

INFINEON TECHNOLOGIES AG
QUARTERLY REPORT
FOR THE THREE AND SIX MONTHS ENDED
MARCH 31, 2006

i

OVERVIEW OF FINANCIAL RESULTS
Second Quarter of the 2006 Financial Year

•	Infineon achieved positive EBIT in the second quarter after four quarters of losses. EBIT increased significantly to Euro 28 million from an EBIT loss of Euro 122 million in the prior quarter, primarily due to a return to positive EBIT in the Memory Products segment and improved EBIT in the Automotive, Industrial and Multimarket segment.

•	Second quarter revenues increased strongly to Euro 1.99 billion, up 19 percent sequentially, reflecting significantly higher sales in the Memory Products and the Automotive, Industrial and Multimarket segments.

•	Net loss in the second quarter was Euro 26 million compared to a net loss of Euro 183 million in the prior quarter.

•	Total revenues for the first half of the 2006 financial year were Euro 3.67 billion, up 7 percent from Euro 3.42 billion in the same period last year. EBIT in the first half of the 2006 financial year was negative Euro 94 million, a decrease from positive Euro 94 million in the same period last year.
      For the second quarter of the 2006 financial year, Infineon Technologies AG reported revenues of Euro 1,993 million, an increase of 19 percent sequentially and 24 percent year-on-year. The sequential increase in revenues was driven mainly by the Memory Products segment and also by the Automotive, Industrial and Multimarket segment. As expected, revenues in the Communication Solutions segment decreased moderately compared to the prior quarter.
      EBIT in the second quarter of the 2006 financial year increased significantly to positive Euro 28 million as compared to negative Euro 122 million in the prior quarter, driven primarily by improved EBIT in the Memory Products segment, which achieved positive EBIT after a loss in the first quarter. The company recorded a very strong EBIT increase in the Automotive, Industrial and Multimarket segment that more than offset the small EBIT loss increase in the Communication Solutions segment.
      Net loss amounted to Euro 26 million in the second quarter of the 2006 financial year, compared to net loss of Euro 183 million in the previous quarter and Euro 114 million in the same quarter last year.
      Basic and diluted loss per share decreased to Euro 0.03 in the second quarter of the 2006 financial year, from Euro 0.25 in the previous quarter and Euro 0.15 in the same quarter last year.

Business Groups’ 2006 Second Quarter Performance and Outlook
Revenues
      Segment revenue developments during the second quarter of the 2006 financial year as compared to the previous quarter and the second quarter of the 2005 financial year were as follows:

Net Sales by Segments for the Second Quarter of the Financial Year (in million Euro)	The Automotive, Industrial and Multimarket segment’s second quarter revenues were Euro 733 million, increasing 12 percent sequentially and 16 percent year-on-year. The sequential increase resulted primarily from higher than expected demand and improved operating performance in all business units. This was primarily due to higher sales in power semiconductors, in products from the ASIC & Design Solutions business used in computer peripherals and due to very strong demand and improved product mix in the security and chip-card business.

     Communication Solution’s revenues decreased sequentially to Euro 308 million in the second quarter, down 8 percent from the previous quarter and 7 percent year-on-year. The decrease was primarily due to a decline in demand for baseband components, which was not fully offset by significantly higher revenues in the company’s broadband access business.

The Memory Products segment’s second quarter revenues were Euro 928 million, increasing 37 percent sequentially and 47 percent year-on-year. The significant sequential increase was due to strong growth in bit-shipments and a slight increase in average selling prices. The latter was driven mainly by higher pricing and shipments of DDR2 memories and a higher share of specialty products within the bit-shipments compared to the previous quarter.
      Second quarter revenues in the Other Operating Segments were Euro 22 million, significantly increasing from Euro 2 million in the prior quarter and from Euro 4 million in the same quarter last year. The increase resulted primarily from the first consolidation of ALTIS, the company’s joint venture with IBM, at the end of the prior quarter.
Earnings Before Interest and Taxes (EBIT)
      EBIT developments during the second quarter of the 2006 financial year as compared to the previous quarter and the second quarter of the 2005 financial year were as follows:
      The Automotive, Industrial and Multimarket segment’s second quarter EBIT increased to Euro 74 million from Euro 51 million in the previous quarter and Euro 36 million in the same quarter last year. The significant quarter-over-quarter increase was driven primarily by the increased sales with a marked improvement in particular in the EBIT loss of the security and chip-card business. Overall, the segment’s EBIT as a percentage of revenues reached ten percent despite ongoing expenses for the phase-out of production at the Munich-Perlach facility and start-up costs for the new production site in Kulim, Malaysia.
      The Communication Solutions segment’s EBIT loss increased to Euro 29 million during the second quarter from Euro 21 million in the previous quarter, but significantly decreased from a loss of Euro 142 million in the same quarter last year. The EBIT loss increased sequentially due to the sales decline. In its broadband access business, the company reported another increase in operating results in the second quarter of the 2006 financial year.
      The Memory Products segment’s second quarter EBIT results significantly improved to positive Euro 30 million from an EBIT loss of Euro 118 million in the previous quarter and positive Euro 17 million in the same quarter last year. The sequential EBIT turn around resulted from a strong reduction in cost-per-bit as a result of significantly higher bit-shipments and slightly higher average selling prices.

      Other Operating Segments’ second quarter EBIT results remained relatively unchanged when compared to the first quarter. EBIT results decreased to a loss of Euro 2 million in the second quarter from a break-even level in the prior quarter and positive Euro 11 million in the same quarter last year.
      In Corporate and Reconciliation, EBIT loss in the second quarter of the 2006 financial year increased to Euro 45 million from Euro 34 million in the prior quarter and Euro 39 million in the same quarter last year. The sequential EBIT loss increase was primarily due to costs incurred in connection with the carve-out of the company’s Memory Products segment and the move to Infineon’s new headquarters, Campeon.
Expenses
      Expenditures for Research and Development in the second quarter totaled Euro 306 million, slightly decreasing from Euro 311 million in the prior quarter. As a percentage of revenues, research and development expenses decreased sequentially to 15 percent of revenues from 19 percent of revenues.
      Expenses for SG&A (Selling, General & Administrative) in the second quarter slightly increased to Euro 179 million from Euro 173 million in the prior quarter. As a percentage of revenues, SG&A decreased to 9 percent of revenues from 10 percent of revenues in the prior quarter.
Liquidity
      Free cash flow, representing cash flows from operating and investing activities excluding purchases or sales of marketable securities, improved in the second quarter of the 2006 financial year to a net outflow of Euro 113 million from a net outflow of Euro 175 million in the previous quarter. The primary reason for the increase was higher cash flows provided by operating activities, which increased from Euro 102 million in the previous quarter to Euro 194 million in the second quarter of the 2006 financial year. Gross cash position as of March 31, 2006, representing cash and cash equivalents and marketable securities, increased sequentially from Euro 1.9 billion to Euro 2.1 billion. Net cash position, defined as gross cash position less short and long-term debt, decreased sequentially from Euro 161 million to Euro 40 million as of the end of the second quarter of the 2006 financial year.
Outlook for the Third Quarter of the 2006 Financial Year
      With the last quarter being ahead of expectations and normal seasonality, Infineon anticipates revenues in the Automotive, Industrial and Multimarket segment to normalize in the third quarter of the 2006 financial year and stay within the range of the second quarter. The company expects revenues in its automotive and industrial businesses to reach the second quarter’s high levels. Sales in the security and chip-card business are anticipated to decline slightly to more normal levels compared to the second quarter. In line with more or less flat revenues, the company anticipates the segment’s EBIT to stay within the range of the prior quarter. The EBIT guidance is before taking into account the effect from corporate overhead expenses that will remain with the company’s two logic segments following the legal separation of its Memory Products segment. The exact amounts cannot be quantified at this stage.
      In the third quarter of the 2006 financial year, Infineon expects revenues of its Communication Solutions segment to decline compared to the second quarter. The company will no longer benefit from revenues of Fiber Optics products after the Fiber Optics divestiture. On the other hand, the company also expects a return to more normalized revenue levels in broadband access. With operating results driven predominantly by revenue development, the company anticipates the segment’s EBIT loss to increase in the third quarter. The EBIT guidance is before taking into account the effect from corporate overhead expenses that will remain with the company’s two logic segments following the legal separation of its Memory Products segment. The exact amounts cannot be quantified at this stage.
      In the third quarter of the 2006 financial year, compared to the very high second quarter level especially in the Automotive, Industrial and Multimarket segment, Infineon expects revenues and EBIT in the two logic segments combined to decline.
      Effective May 1, 2006, the company separated its Memory Products segment into a stand-alone legal company called Qimonda AG. In this segment, Infineon expects to grow its bit production by approximately 10 percent in the third quarter of the 2006 financial year. The third quarter EBIT will be influenced by benefits from corporate overhead expenses that will remain with the company’s two logic segments following the legal separation of its Memory Products segment, offset in part by the establish-

ment of the Qimonda proprietary corporate infrastructure. The exact amounts cannot be quantified at this stage.
      On March 17, 2006 Inotera Memories, Inc., the company’s joint venture with Nanya Technology Corporation, successfully completed an Initial Public Offering on the Taiwanese stock exchange for an issuance price of NT dollar 33 per share. In conjunction with this Initial Public Offering, the company realized a dilution gain of approximately Euro 30 million, which will be reflected in non operating income within the Memory Products segment’s EBIT in the third quarter of the 2006 financial year. Infineon’s ownership interest after the Initial Public Offering stands at 41.4 percent.
      In the third quarter of the 2006 financial year, the company expects the EBIT loss of the Corporate and Reconciliation segment to increase compared to the second quarter, due to costs expected to be incurred in connection with the carve-out of the company’s Memory Products segment.
      In addition to the dilution gain referred to above, the company expects charges in the third quarter, mainly reflecting restructuring of the joint venture ALTIS as already announced by them, as well as other items. Overall, the company does not expect a major impact on group results out of the above mentioned events.

Infineon Technologies AG and Subsidiaries
Condensed Consolidated Statements of Operations (Unaudited)
For the three months ended March 31, 2005 and 2006
(in millions, except for per share data)

	March 31,	March 31,	March 31,
	2005	2006	2006

	(€ millions)	(€ millions)	($ millions)
Net sales:
Third parties	1,389	1,820	2,209
Related parties	217	173	210

Total net sales	1,606	1,993	2,419

Cost of goods sold	1,174	1,467	1,780

Gross profit	432	526	639

Research and development expenses	354	306	371
Selling, general and administrative expenses	164	179	217
Restructuring charges	23	3	4
Other operating expense, net	41	12	15

Operating (loss) income	(150)	26	32

Interest expense, net	—	(29)	(36)
Equity in earnings of associated companies, net	25	12	15
Other non-operating income (expense), net	9	(6)	(7)
Minority interests	(1)	(4)	(5)

Loss before income taxes	(117)	(1)	(1)

Income tax benefit (expense)	3	(25)	(31)

Net loss	(114)	(26)	(32)

Basic and diluted loss per share	(0.15)	(0.03)	(0.04)

See accompanying notes to the unaudited condensed consolidated financial statements.

Infineon Technologies AG and Subsidiaries
Condensed Consolidated Statements of Operations (Unaudited)
For the six months ended March 31, 2005 and 2006
(in millions, except for share data)

	March 31,	March 31,	March 31,
	2005	2006	2006

	(€ millions)	(€ millions)	($ millions)
Net sales:
Third parties	2,924	3,315	4,024
Related parties	498	352	427

Total net sales	3,422	3,667	4,451

Cost of goods sold	2,289	2,817	3,419

Gross profit	1,133	850	1,032

Research and development expenses	683	617	749
Selling, general and administrative expenses	326	352	427
Restructuring charges	25	5	6
Other operating expenses, net	35	12	15

Operating income (loss)	64	(136)	(165)

Interest income (expense), net	5	(50)	(61)
Equity in earnings of associated companies, net	26	29	35
Other non-operating (expense) income, net	(1)	18	22
Minority interests	5	(5)	(6)

Income (loss) before income taxes	99	(144)	(175)

Income tax expense	(71)	(65)	(79)

Net income (loss)	28	(209)	(254)

Basic and diluted earnings (loss) per share	0.04	(0.28)	(0.34)

See accompanying notes to the unaudited condensed consolidated financial statements.

Infineon Technologies AG and Subsidiaries
Condensed Consolidated Balance Sheets
September 30, 2005 and March 31, 2006

	September 30,	March 31,	March 31,
	2005	2006	2006

	(€ millions)	(€ millions)	($ millions)
		(Unaudited)	(Unaudited)
Assets:
Current assets:
Cash and cash equivalents	1,148	1,384	1,680
Marketable securities	858	680	825
Trade accounts receivable, net	952	1,090	1,323
Inventories	1,022	1,200	1,457
Deferred income taxes	125	97	118
Other current assets	469	517	628

Total current assets	4,574	4,968	6,031

Property, plant and equipment, net	3,751	3,976	4,826
Long-term investments, net	779	598	726
Restricted cash	88	88	107
Deferred income taxes	550	495	601
Other assets	542	439	533

Total assets	10,284	10,564	12,824

Liabilities and shareholders’ equity:
Current liabilities:
Short-term debt and current maturities	99	739	897
Trade accounts payable	1,069	1,220	1,482
Accrued liabilities	497	521	632
Deferred income taxes	17	25	30
Other current liabilities	700	584	709

Total current liabilities	2,382	3,089	3,750

Long-term debt	1,566	1,285	1,560
Deferred income taxes	65	21	25
Other liabilities	642	742	901

Total liabilities	4,655	5,137	6,236

Shareholders’ equity:
Ordinary share capital	1,495	1,495	1,815
Additional paid-in capital	5,800	5,814	7,057
Accumulated deficit	(1,512)	(1,721)	(2,089)
Accumulated other comprehensive loss	(154)	(161)	(195)

Total shareholders’ equity	5,629	5,427	6,588

Total liabilities and shareholders’ equity	10,284	10,564	12,824

See accompanying notes to the unaudited condensed consolidated financial statements.

Infineon Technologies AG and Subsidiaries
Condensed Consolidated Statements of Shareholders’ Equity (Unaudited)
for the six months ended March 31, 2005 and 2006
(in millions, except for share data)

								Unrealized
	Issued				Foreign	Additional	Unrealized	gain
	Ordinary shares		Additional		currency	minimum	gain	(loss) on
			paid-in	Accumulated	translation	pension	(loss) on	cash flow
	Shares	Amount	capital	deficit	adjustment	liability	securities	hedge	Total

Balance as of October 1, 2004	747,559,859	1,495	5,800	(1,200)	(122)	—	4	1	5,978

Net income	—	—	—	28	—	—	—	—	28
Other comprehensive (loss) income	—	—	—	—	(30)	—	1	(12)	(41)

Total comprehensive loss									(13)

Issuance of ordinary shares:
Exercise of stock options	3,500	—	—	—	—	—	—	—	—

Balance as of March 31, 2005	747,563,359	1,495	5,800	(1,172)	(152)	—	5	(11)	5,965

Balance as of October 1, 2005	747,569,359	1,495	5,800	(1,512)	(58)	(84)	12	(24)	5,629

Net loss	—	—	—	(209)	—	—	—	—	(209)
Other comprehensive (loss) income	—	—	—	—	(9)	—	(2)	4	(7)

Total comprehensive loss									(216)

Issuance of ordinary shares:
Exercise of stock options	1,350	—	—	—	—	—	—	—	—
Stock-based compensation	—	—	14	—	—	—	—	—	14

Balance as of March 31, 2006	747,570,709	1,495	5,814	(1,721)	(67)	(84)	10	(20)	5,427

See accompanying notes to the unaudited condensed consolidated financial statements.

Infineon Technologies AG and Subsidiaries
Condensed Consolidated Statements of Cash Flows (Unaudited)
For the six months ended March 31, 2005 and 2006

	March 31,	March 31,	March 31,
	2005	2006	2006

	(€ millions)	(€ millions)	($ millions)

Net income (loss)	28	(209)	(254)
Adjustments to reconcile net income (loss) to cash provided by operating activities:			—
Depreciation and amortization	651	703	853
Provision for (recovery of) doubtful accounts	(3)	1	1
Gain on sale of marketable securities	(7)	(3)	(4)
Gain on sale of businesses	(38)	(1)	(1)
Gain on disposal of property, plant, and equipment	(5)	(2)	(2)
Equity in earnings of associated companies, net	(26)	(29)	(35)
Minority interests	(5)	5	6
Impairment charges	61	2	2
Other non-cash items	—	1	1
Stock-based compensation	—	14	17
Deferred income taxes	45	56	68
Changes in operating assets and liabilities:			—
Trade accounts receivable	234	(138)	(168)
Inventories	(28)	(132)	(160)
Other current assets	(39)	(43)	(52)
Trade accounts payable	(183)	205	249
Accrued liabilities	(102)	23	28
Other current liabilities	(21)	(70)	(85)
Other assets and liabilities	25	(87)	(105)

Net cash provided by operating activities	587	296	359

Cash flows from investing activities:
Purchases of marketable securities available for sale	(1,336)	(219)	(266)
Proceeds from sale of marketable securities available for sale	2,085	396	481
Proceeds from sale of businesses	85	9	11
Investment in associated and related companies, net of cash acquired	(121)	118	143
Dividends received from equity investments	25	—	—
Purchases of intangible assets	(17)	(4)	(5)
Purchases of property, plant and equipment	(841)	(719)	(873)
Proceeds from sales of property, plant and equipment	28	12	15

Net cash used in investing activities	(92)	(407)	(494)

Cash flows from financing activities:
Net change in short-term debt	(20)	4	5
Net change in related party financial receivables and payables	(6)	(1)	(1)
Proceeds from issuance of long-term debt	65	372	450
Principal repayments of long-term debt	(19)	(23)	(28)
Capital distributions to minority interests	—	(5)	(5)

Net cash provided by financing activities	20	347	421

Effect of foreign exchange rate changes on cash and cash equivalents	(3)	—	—
Net increase in cash and cash equivalents	512	236	286
Cash and cash equivalents at beginning of period	608	1,148	1,394

Cash and cash equivalents at end of period	1,120	1,384	1,680

See accompanying notes to the unaudited condensed consolidated financial statements.

Infineon Technologies AG and Subsidiaries
Notes to the Unaudited Condensed Consolidated Financial Statements
(euro in millions, except where otherwise stated)

1.	Basis of Presentation
      The accompanying condensed consolidated financial statements of Infineon Technologies AG and its subsidiaries (“Infineon” or “the Company”) as of and for the three and six months ended March 31, 2005 and 2006, have been prepared in accordance with accounting principles generally accepted in the United States of America (U.S. GAAP). Accordingly, certain information and footnote disclosures normally included in annual financial statements have been condensed or omitted. In addition, although the condensed consolidated balance sheet as of September 30, 2005 was derived from audited financial statements, it does not include all disclosures required by U.S. GAAP. In the opinion of management, the accompanying condensed consolidated financial statements contain all adjustments necessary to present fairly the financial position, results of operations and cash flows of the interim periods presented. All such adjustments are of a normal recurring nature. The results of operations for any interim period are not necessarily indicative of results for the full financial year. The accompanying condensed consolidated financial statements should be read in conjunction with the audited consolidated financial statements for the year ended September 30, 2005. The accounting policies applied in preparing the accompanying condensed consolidated financial statements are consistent with those for the year ended September 30, 2005 (see note 2).
      The preparation of the accompanying condensed consolidated financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent amounts and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting periods. Actual results could differ materially from those estimates.
      All amounts herein are shown in millions of euro (“€ ”) other than percentages, shares, per share amounts or where otherwise stated. The accompanying condensed consolidated balance sheet as of March 31, 2006, the condensed consolidated statements of operations for the three and six months then ended, and the condensed consolidated statements of cash flows for the six months then ended are also presented in U.S. dollars (“$”), solely for the convenience of the reader, at the rate of one euro = $1.2139, the U.S. Federal Reserve noon buying rate on March 31, 2006.

2.	Recent Accounting Pronouncements
      In November 2004, the Financial Accounting Standards Board (“FASB”) issued Statement of Financial Accounting Standards (“SFAS”) No. 151, “Inventory Costs — an amendment of ARB No. 43, Chapter 4”, which clarifies the accounting for abnormal amounts of idle facility expense, freight, handling costs, and wasted material (spoilage), requiring that such costs be recognized as current period charges and requiring the allocation of fixed production overheads to inventory based on the normal capacity of the production facilities. The Company adopted SFAS No. 151 with effect from October 1, 2005, which did not have a significant impact on its consolidated financial position or results of operations.
      In December 2004, the FASB issued SFAS No. 123 (revised 2004) “Share-Based Payments”. SFAS No. 123 (revised 2004) requires public entities to measure the cost of employee services received in exchange for an award of equity instruments based on the grant-date fair value of the award and recognize the cost over the period during which an employee is required to provide service in exchange for the award. SFAS No. 123 (revised 2004) eliminates the alternative method of accounting for employee share-based payments previously available under Accounting Principles Board (“APB”) No. 25 “Accounting for Stock Issued to Employees”. The Securities and Exchange Commission issued guidance on April 14, 2005 announcing that public companies are required to adopt SFAS No. 123 (revised 2004) by their first financial year beginning after June 15, 2005.
      Effective October 1, 2005, the Company adopted SFAS No. 123 (revised 2004) under the modified prospective application method. Under this application, the Company records stock-based compensation expense for all awards granted on or after the date of adoption and for the portion of previously granted awards that remained unvested at the date of adoption. Stock-based compensation cost is measured at the grant date, based on the fair value of the award, and is recognized as expense over the period during which the employee is required to provide service in exchange for the award. Prior period

Infineon Technologies AG and Subsidiaries
Notes to the Unaudited Condensed Consolidated Financial Statements
(euro in millions, except where otherwise stated)
amounts have not been restated and do not reflect the recognition of stock-based compensation. Disclosures are provided in note 15.
      In May 2005, the FASB issued SFAS No. 154, “Accounting Changes and Error Corrections”. SFAS No. 154 replaces APB Opinion No. 20, “Accounting Changes”, and SFAS No. 3, “Reporting Accounting Changes in Interim Financial Statements”, and changes the requirements for the accounting and reporting of a change in accounting principle. The Company is required to adopt SFAS No. 154 for accounting changes and error corrections that occur after September 30, 2006. The Company’s results of operations and financial condition will only be impacted following the adoption of SFAS No. 154 if it implements changes in accounting principle that are addressed by the standard or corrects accounting errors in future periods.
      In March 2005, the FASB issued Interpretation No. 47, “Accounting for Conditional Asset Retirement Obligations”, which clarifies that an entity is required to recognize a liability for the fair value of a conditional asset retirement obligation if the fair value can be reasonably estimated even though uncertainty exists about the timing and (or) method of settlement. The Company is required to adopt Interpretation No. 47 prior to the end of its 2006 financial year. The Company is currently evaluating the impact that the adoption of Interpretation No. 47 will have on its consolidated financial position and results of operations.
3.     Acquisitions
      In April 2001, the Company established the Infineon Technologies Flash joint venture (then called “Ingentix”) in which the Company held a 51 percent ownership interest with Saifun Semiconductors Ltd. (“Saifun”). In the 2003 financial year, the Company increased its ownership interest to 70 percent by contributing additional capital and converting existing shareholder loans to equity. The joint venture operated through two companies, Infineon Technologies Flash GmbH & Co. KG, located in Dresden, Germany, and Infineon Technologies Flash Ltd., located in Netanya, Israel. During December 2004, Saifun and Infineon modified their cooperation agreement. As a consequence, the Company consummated the acquisition of Saifun’s remaining 30 percent share in the Infineon Technologies Flash joint venture in January 2005 and was granted a license for the use of Saifun NROM® technologies, in exchange for $95 million to be paid in quarterly instalments over 10 years and additional purchase consideration primarily in the form of net liabilities assumed aggregating to €7. The assets acquired and liabilities assumed were recorded based upon their estimated fair values as of the date of the acquisition. The excess of the purchase price over the estimated fair values of the underlying assets acquired and liabilities assumed amounted to €7 and was allocated to goodwill. The Company has sole ownership and responsibility for the business and started to account for its entire financial results in the second quarter of the 2005 financial year.

Acquisition Date	January 2005
Segment	Memory Products

Cash	1
Other current assets	16
Property, plant and equipment	4
Intangible assets — license	58
Goodwill	7
Other non-current assets	3

Total assets acquired	89

Current liabilities	(45)
Non-current liabilities (including debt)	(2)

Total liabilities assumed	(47)

Net assets acquired	42

Infineon Technologies AG and Subsidiaries
Notes to the Unaudited Condensed Consolidated Financial Statements
(euro in millions, except where otherwise stated)
4.     Divestitures
      On December 23, 2004 the Company agreed to sell its venture capital activities, reflected in the Other Operating Segment, to Cipio Partners, a venture capital company. Under the terms of the agreement, the Company sold its interest in Infineon Ventures GmbH including the majority of the venture investments held within. The transaction closed on February 23, 2005. As a result of the sale, the Company realized a gain before tax of €13 during the quarter ended March 31, 2005, which was recorded in other non-operating income.
      On April 29, 2004, the Company entered into an agreement with Finisar Corporation (“Finisar”) to sell the fiber optics business, reflected in the Communication Solutions segment. The agreement was amended on October 11, 2004, pursuant to which the Company would receive 110 million shares in Finisar in exchange for its fiber optics business and financial assistance with restructuring measures to be taken in future periods. The final number of Finisar shares that the Company would receive would have been subject to adjustment for changes in working capital of the fiber optics business. Additionally, the agreement contained a three-year non-compete clause and limited the aggregate indemnification liability to 20% of the consideration paid by Finisar. The purchase agreement would be terminated by mutual consent if the transaction were not to be consummated by March 31, 2005.
      On January 11, 2005, the Company decided to terminate the agreement with Finisar dated October 11, 2004. On January 25, 2005, Finisar and the Company entered into a new agreement under which Finisar acquired certain assets of the Company’s fiber optics business. Under the terms of the new agreement, the Company received 34 million shares of Finisar’s common stock valued at €40 as consideration for the sale of inventory, fixed assets and intellectual property associated with the design and manufacture of fiber optic transceivers. The Company also agreed to provide Finisar with contract manufacturing services under a separate supply agreements for up to one year following the close. The transaction did not require shareholder or regulatory approval and closed on January 31, 2005. As a result of the transaction, the Company realized a gain before tax of €21 during the quarter ended March 31, 2005, which was recorded in other operating income. Following the transaction, the Company’s equity interest in Finisar was approximately 13%.
      On April 8, 2005, the Company sold to VantagePoint Venture Partners its entire share interest in Finisar’s common stock. As a result of the sale, the Company recorded an other-than-temporary impairment of €8 in other non-operating expense during the second quarter of the 2005 financial year, to reduce the investment’s carrying value to the net sale proceeds.
      The Company retained ownership of its remaining fiber optics businesses consisting of bi-directional fiber transmission (BIDI) components for Fiber-To-The-Home (FTTH) applications, parallel optical components (PAROLI) and plastic optical fiber (POF) components that are used in automotive applications which were reclassified from held for sale to held and used during the second quarter of financial year 2005, and were restructured. The reclassification of the retained fiber optic businesses into the held and used category was measured at the lower of their carrying amount before they were classified as held for sale, adjusted for depreciation expense that would have been recognized had the retained fiber optic businesses been continuously classified as held and used, or the fair value of the assets at January 25, 2005. Accordingly, the Company recognized an impairment charge of €34 in other operating expenses during the three months ended March 31, 2005.
5.     Licenses
      On November 10, 2004, the Company and ProMOS Technologies inc. (“ProMOS”) reached an agreement regarding ProMOS’ license of the Company’s previously transferred technologies, pursuant to which ProMOS may continue to produce and sell products using those technologies and to develop its own processes and products. The Company has no continuing future involvement with the licensing of these products to ProMOS. As full consideration, ProMOS agreed to pay the Company $156 million in four instalments through April 30, 2006, against which the Company’s accrued payable for DRAM products from ProMOS of $36 million was offset. The parties agreed to withdraw their respective claims, including arbitration. The present value of the settlement amounted to €118 and was recognized as license income during the first quarter of the 2005 financial year.

Infineon Technologies AG and Subsidiaries
Notes to the Unaudited Condensed Consolidated Financial Statements
(euro in millions, except where otherwise stated)
      On March 18, 2005 the Company and Rambus Inc. (“Rambus”) reached an agreement settling all claims between them and licensing the Rambus patent portfolio for use in current and future Company products. Rambus granted to the Company a worldwide license to existing and future Rambus patents and patent applications for use in the Company’s memory products. In exchange for this worldwide license, the Company agreed to pay $50 million in quarterly instalments of $6 million between November 15, 2005 and November 15, 2007. As of March 31, 2005, the Company recorded a license and corresponding liability in the amount of €37, representing the estimated present value of the minimum future license payments. After November 15, 2007, and only if Rambus enters into additional specified licensing agreements with certain other DRAM manufacturers, the Company would make additional quarterly payments which may accumulate up to a maximum of an additional $100 million. The agreement also provides the Company an option for acquiring certain other licenses. All licenses provide for the Company to be treated as a “most-favored customer” of Rambus. The Company simultaneously granted to Rambus a fully-paid perpetual license for memory interfaces. In addition to the licenses, the two companies agreed to the immediate dismissal of all pending litigation and released each other from all existing legal claims.
6.     Restructuring
      The development of the restructuring liability during the six months ended March 31, 2006, is as follows:

	September 30,			March 31,
	2005			2006
		Restructuring
	Liabilities	Charges	Payments	Liabilities

Employee terminations	64	5	(22)	47
Other exit costs	8	—	(1)	7

Total	72	5	(23)	54

7.     Income Taxes
      Income (loss) before income taxes and minority interest is attributable to the following geographic locations for the three and six months ended March 31, 2005 and 2006:

	Three months ended		Six months ended
	March 31,		March 31,

	2005	2006	2005	2006

Germany	(142)	(120)	46	(307)
Foreign	26	123	48	168

Total	(116)	3	94	(139)

Infineon Technologies AG and Subsidiaries
Notes to the Unaudited Condensed Consolidated Financial Statements
(euro in millions, except where otherwise stated)
      Income tax (expense) benefit for the three and six months ended March 31, 2005 and 2006 is as follows:

	Three months ended		Six months ended
	March 31,		March 31,

	2005	2006	2005	2006

Current taxes:
Germany	(3)	—	(22)	(3)
Foreign	(2)	7	(4)	(6)

	(5)	7	(26)	(9)
Deferred taxes:
Germany	3	(15)	(37)	(38)
Foreign	5	(17)	(8)	(18)

	8	(32)	(45)	(56)

Income tax (expense) benefit	3	(25)	(71)	(65)

      At March 31, 2006, the Company had in Germany tax loss carry-forwards of €2,471 (relating to both trade and corporate tax, plus an additional loss carry-forward applicable only to trade tax of €1,159); in other jurisdictions the Company had tax loss carry-forwards of €270 and tax effected credit carry-forwards of €108. Such tax loss carry-forwards and tax effected credit carry-forwards are generally limited to use by the particular entity that generated the loss or credit and do not expire under current law. The benefit for tax credits is accounted for on the flow-through method when the individual legal entity is entitled to the claim.
      Pursuant to SFAS No. 109, the Company has assessed its deferred tax asset and the need for a valuation allowance. Such an assessment considers whether it is more likely than not that some portion or all of the deferred tax assets may not be realized. The assessment requires considerable judgment on the part of management, with respect to, among other factors, benefits that could be realized from available tax strategies and future taxable income, as well as other positive and negative factors. The ultimate realization of deferred tax assets is dependent upon the Company’s ability to generate the appropriate character of future taxable income sufficient to utilize loss carry-forwards or tax credits before their expiration. Since the Company had incurred a cumulative loss in certain tax jurisdictions over a three-year period as of March 31, 2006, the impact of forecasted future taxable income is excluded from such an assessment, pursuant to the provisions of SFAS No. 109. For these tax jurisdictions, the assessment was therefore only based on the benefits that could be realized from available tax strategies and the reversal of temporary differences in future periods.
8.     Earnings (Loss) Per Share
      Basic earnings (loss) per share (“EPS”) is calculated by dividing net income (loss) by the weighted average number of ordinary shares outstanding during the period. Diluted EPS is calculated by dividing net income by the sum of the weighted average number of ordinary shares outstanding plus all additional ordinary shares that would have been outstanding if potentially dilutive instruments or ordinary share equivalents had been issued.

      The computation of basic and diluted EPS for the three and six months ended March 31, 2005 and 2006, is as follows (shares in million):

	Three months ended		Six months ended
	March 31,		March 31,

	2005	2006	2005	2006

Numerator:
Net income (loss)	(114)	(26)	28	(209)
Denominator:
Weighted-average shares outstanding-basic	747.6	747.6	747.6	747.6
Effect of dilutive instruments	—	—	—	—

Weighted-average shares outstanding-diluted	747.6	747.6	747.6	747.6

Earnings (loss) per share (in euro):
Basic and diluted	(0.15)	(0.03)	0.04	(0.28)

      The weighted average of potentially dilutive instruments that were excluded from the diluted earnings (loss) per share computations, because the exercise price was greater than the average market price of the ordinary shares during the period or were otherwise not dilutive, include 41.2 million and 54.3 million shares underlying employee stock options for the three months ended March 31, 2005 and 2006, respectively, and include 39.2 million and 51.4 million shares underlying employee stock options for the six months ended March 31, 2005 and 2006, respectively. Additionally, 86.5 million ordinary shares issuable upon the conversion of the subordinated convertible notes at March 31, 2005 and 2006, were not included in the computation of diluted earnings (loss) per share as their impact would have been antidilutive.
9.     Trade Accounts Receivable, net
      Trade accounts receivable, net at September 30, 2005 and March 31, 2006 consist of the following:

	September 30,	March 31,
	2005	2006

Third party — trade	839	982
Siemens group — trade (note 17)	145	142
Associated and Related Companies — trade (note 17)	12	11

Trade accounts receivable, gross	996	1,135
Allowance for doubtful accounts	(44)	(45)

Trade accounts receivable, net	952	1,090

10.     Inventories
      Inventories at September 30, 2005 and March 31, 2006 consist of the following:

	September 30,	March 31,
	2005	2006

Raw materials and supplies	87	105
Work-in-process	569	718
Finished goods	366	377

Inventories	1,022	1,200

11.     Long-term Investments, net
      On November 13, 2002, the Company entered into agreements with Nanya relating to a strategic cooperation in the development of DRAM products and the foundation of a joint venture (Inotera, held directly and indirectly through the Company’s investment in Hwa-Keng Investment Corp.) to construct and operate a 300-millimeter manufacturing facility in Taiwan. Pursuant to several agreements, the Company and Nanya had developed advanced 90-nanometer and have been developing 75- and 58-nanometer technology. The new 300-millimeter manufacturing facility is funded by Inotera and employs the technology developed under the aforementioned agreements to manufacture DRAM products and its capacity is anticipated to be completed in three phases. During the year ended September 30, 2004 Inotera completed the construction and started mass production. The second phase was completed in the 2005 financial year, while the third phase is anticipated to be completed in the 2006 financial year. The first 300-millimeter wafer memory products using the new 58-nanometer process are expected to leave the production line in 2008. The joint venture partners are obliged to each purchase one-half of the facility’s production based, in part, on market prices. At March 31, 2006, the Company’s direct and indirect ownership interest in Inotera was 41.4%.
      On October 7, 2004, Inotera’s application for public company status was accepted by the Taiwanese Securities and Futures Bureau. Since April 2005, Inotera has been listed on the Gre-Tai market in Taiwan. On October 26, 2005, Inotera submitted an application for an initial public offering of its common stock to the Taiwanese stock exchange which was subsequently approved. On January 5, 2006, Inotera received listing approval from the Taiwanese Securities and Futures Bureau. On March 17, 2006 Inotera successfully completed an initial public offering (“IPO”) on the Taiwanese stock exchange of 200 million ordinary shares, representing 7.97% of its outstanding share capital before IPO, for an issuance price of NT$33 per share. As a result, the Company’s ownership interest was diluted to 41.4% while its proportional share of Inotera’s equity increased by approximately €30, which gain the Company will reflect as part of non-operating income during the three months ended June 30, 2006 (see note 22).
      In December 2005, the Company further amended its agreements with International Business Machines Corporation (“IBM”) in respect of its joint venture ALTIS Semiconductor S.N.C. (“ALTIS”) in Essonnes, France, and extended its product purchase agreement with ALTIS through 2009. Pursuant to the December 2005 amendment, the Company granted to IBM an option to require the Company to acquire four-fifths of IBM’s 50% interest in the joint venture (or a total of 40% of the outstanding shares of ALTIS) at any time after April 1, 2006 and prior to January 1, 2009. In connection with the exercise of such option, IBM would be required to make a payment to the Company to settle the respective interests of the parties. In addition, the Company granted to IBM a second option to require the Company to acquire up to four-fifths of IBM’s 50% interest in the joint venture (or a total of 40% of the outstanding shares of ALTIS) in increments of 10% after April 1, 2006 and prior to January 1, 2009. The amendment also permits IBM to sell its interest in ALTIS to a third party meeting certain specified criteria.
      Under the December 2005 amendment, the Company and IBM also agreed a number of administrative matters regarding the governance and management of ALTIS, as well as related cost-allocation and accounting matters. The Company and IBM continue to evaluate the future business model of ALTIS, and have agreed that they will reach a decision on this matter no later than January 1, 2009. As previously agreed, the Company will increase the percentage of the output of ALTIS that it purchases to 87.5% in 2006 and 100% in 2007 and beyond.
      The Company evaluated the amendment in accordance with FASB Interpretation No. 46 (revised December 2003), “Consolidation of Variable Interest Entities — an interpretation of ARB No. 51” and concluded that it held an interest in a variable interest entity in which the Company is determined to be the primary beneficiary. Accordingly, the Company began to fully consolidate ALTIS following the December 19, 2005 amendment whereby IBM’s 50% ownership interest has been reflected as a minority interest.

      The following table summarizes the elimination of the investment in ALTIS as previously accounted for under the equity method of accounting, and the Company’s first consolidation of ALTIS during the quarter ended December 31, 2005:

ALTIS

December 2005
Consolidation Date Segment	Communication Solutions

Cash	119
Inventories	45
Other current assets	10
Property, plant and equipment	212
Long-term investment	(202)
Other non-current assets	(47)

Total assets consolidated	137
Current liabilities	(79)
Non-current liabilities (including debt)	6
Deferred tax liabilities	3
Minority Interests	207

Total liabilities consolidated	137

Net assets consolidated	—

Cash paid	—
      During the quarter ended March 31, 2006, the Company engaged an independent third party to assist in the valuation of net assets consolidated of ALTIS. As a result of the valuation, assets and liabilities consolidated were adjusted to the amounts presented in the table above.
      Pro forma financial information relating to the consolidation of ALTIS is not material to the results of operations and financial position of the Company and has been omitted.
12.     Other Assets
      During the three months ended March 31, 2005, as a result of the combination of sustained negative cash flows and updated market expectations, the Company revised the forecasted returns for the Customer Premises Equipment (“CPE”) reporting unit within the Communication Solutions’ segment. Accordingly, the Company tested the reporting unit’s goodwill for impairment using a present value technique based on discounted estimated future cash flows pursuant to SFAS No. 142, “Goodwill and Other Intangible Assets”, and recognized an impairment charge of €12 in other operating expenses during the second quarter of the 2005 financial year to reduce the reporting unit’s goodwill to its estimated fair value.
13.     Trade Accounts Payable

Trade accounts payable at September 30, 2005 and March 31, 2006 consist of the following:

	September 30,	March 31,
	2005	2006

Third party — trade	868	1,088
Siemens group — trade (note 17)	61	50
Associated and Related Companies — trade (note 17)	140	82

Trade accounts payable	1,069	1,220

14.     Debt
      Debt at September 30, 2005 and March 31, 2006 consists of the following:

	September 30,	March 31,
	2005	2006

Short-term debt:
Loans payable to banks, weighted average rate 2.11%	51	55
Convertible subordinated notes, 4.25%, due 2007	—	636
Current portion of long-term debt	48	48

Total short-term debt and current maturities	99	739

Long-term debt:
Convertible subordinated notes, 4.25%, due 2007	633	—
Convertible subordinated notes, 5.0%, due 2010	690	691
Loans payable to banks:
Unsecured term loans, weighted average rate 4.16%, due 2007-2013	206	532
Secured term loans, weighted average rate 1.5%, due 2010	9	8
Other loans payable, weighted average rate 3.7%, due 2011	—	4
Notes payable to governmental entity, rate 2.1%, due 2010-2027	28	50

Total long-term debt	1,566	1,285

      On January 24, 2006, the Company drew down $345 million from one of its existing long-term credit facilities. The proceeds were primarily intended to refinance the ramp-up of the Company’s 300-millimeter production facility in Richmond.
      The Company has established independent financing arrangements with several financial institutions, in the form of both short and long-term credit facilities, which are available for anticipated funding purposes.

			As of March 31, 2006
	Nature of financial
	Institution	Purpose/intended	Aggregate
Term	Commitment	use	facility	Drawn	Available

		working capital,
short-term	firm commitment	guarantees	172	55	117

		working capital,
short-term	no firm commitment	cash management	296	—	296

long-term	firm commitment	working capital	731	285	446

long-term(1)	firm commitment	project finance	357	357	—

Total			1,556	697	859

(1)	Including current maturities.

15. Stock-based Compensation

Stock Option Plans
      A summary of the Company’s stock option plans as of March 31, 2006, and changes during the six months then ended is presented below (options in million, exercise prices in Euro):

	Six months ended
	March 31, 2006

		Weighted-
		average
	Number of	exercise
	options	price

Outstanding at beginning of period	40.9	€20.33
Granted	7.5	€8.20
Exercised	—	—
Forfeited or expired	(1.6)	€27.70

Outstanding at end of period	46.8	€18.12

Exercisable at end of period	26.4	€24.90
      Changes in the Company’s unvested options for the six months ended March 31, 2006 are summarized as follows (options in million, fair values in Euro):

	Six months ended
	March 31, 2006

		Weighted-
		average
	Number of	grant date
	options	fair value

Unvested at beginning of period	21.2	€5.28
Granted	7.5	€3.19
Vested	(7.7)	€6.22
Forfeited	(0.6)	€4.98

Unvested at end of period	20.4	€4.16

      The following table summarizes information about stock options outstanding and exercisable at March 31, 2006:

	Outstanding				Exercisable

		Weighted-				Weighted-
		average	Weighted-			average	Weighted-
		remaining	average	Aggregate		remaining	average	Aggregate
	Number of	life	exercise	Intrinsic	Number of	life	exercise	Intrinsic
Range of exercise prices	options	(in years)	price	value	options	(in years)	price	value

€5 - €10	23.6	5.15	€8.71		7.4	3.64	€8.92
€10 - €15	8.7	4.48	€12.42		4.6	4.39	€12.44
€15 - €20	0.1	3.34	€15.76		0.1	3.34	€15.76
€20 - €25	6.4	2.68	€23.70		6.4	2.68	€23.70
€25 - €30	0.1	2.51	€27.42		0.1	2.49	€27.45
€40 - €45	4.0	0.96	€42.03		3.9	0.96	€42.03
€50 - €55	0.1	2.01	€53.26		0.1	2.01	€53.26
€55 - €60	3.8	1.66	€55.18		3.8	1.66	€55.18

Total	46.8	4.04	€18.12	3	26.4	2.85	€24.90	—

Fair value disclosures
      The fair value of each option grant is estimated on the grant date using the Black-Scholes option-pricing model. Prior to the adoption of SFAS No. 123 (revised 2004), the Company relied on historical volatility measures when estimating the fair value of stock options granted to employees. Following the implementation of SFAS No. 123 (revised 2004), the Company uses a combination of implied volatilities from traded options on the Company’s stock and historical volatility when estimating the fair value of stock options granted to employees, as it believes that this methodology better reflects the expected future volatility of its stock. The expected life of options granted is estimated based on historical experience. Beginning on the date of adoption of SFAS No. 123 (revised 2004), forfeitures are estimated based on historical experience; prior to the date of adoption, forfeitures were recorded as they occurred. The risk-free rate is based on treasury note yields at the time of grant for the estimated life of the option. The Company has not made any dividend payments in the six months ended March 31, 2006 nor does it have plans to pay dividends in the foreseeable future.
      The following weighted-average assumptions were used in the Black-Scholes option-pricing model:

	Six months ended
	March 31,

	2005	2006

Weighted-average assumptions:
Risk-free interest rate	3.03%	3.08%
Expected volatility	59%	43%
Dividend yield	0%	0%
Expected life in years	4.50	5.07
Weighted-average fair value per option at grant date in euro	€4.05	€3.19

Stock-Based Compensation Expense
      Total compensation cost for the Company’s stock option plans in the three and six months ended March 31, 2006 was €7 and €14, respectively. Cost of goods sold, SG&A (selling, general and administrative expenses), and research and development expenses included stock-based compensation of €2, €3 and €2 for the three months ended March 31, 2006 and €4, €6 and €4 for the six months ended March 31, 2006, respectively. The amount of stock-based compensation cost which was capitalized and remained in inventory for the three and six months ended March 31, 2006 was immaterial. Stock-based compensation expense does not reflect any income tax benefits, since stock options are granted in tax jurisdictions where the expense is not deductible for tax purposes. In addition, stock-based compensation expense did not have a significant cash flow effect during the three and six months ended March 31, 2006, since no material exercises of stock options occurred during the period. As of March 31, 2006, there was a total of €26 in unrecognized compensation cost related to unvested stock options which is expected to be recognized over a weighted-average period of 1.72 years.
      Prior to the 2006 financial year, the Company applied the provisions of APB No. 25, as permitted under SFAS No. 148, “Accounting for Stock-Based Compensation — Transition and Disclosure an amendment of SFAS No. 123”.
      If the Company had accounted for stock option grants and employee stock purchases under its plans according to the fair value method of SFAS No. 123, and thereby recognized compensation expense based on the above fair values over the respective option vesting periods, net income (loss) and earnings (loss) per share would have been reduced to the pro forma amounts indicated below, pursuant to the provision of SFAS No. 148:

	Three months	Six months
	ended	ended
	March 31,	March 31,

	2005	2005

Net (loss) income:
As reported	(114)	28
Deduct: Stock-based employee compensation expense included in reported net income (loss)	—	—
Add: Total stock-based employee compensation expense determined under fair value based method for all awards	(10)	(20)

Pro forma	(124)	8

Basic and diluted earnings (loss) per share in euro:
As reported	(0.15)	0.04
Pro forma	(0.17)	0.01

16.	Other Comprehensive Loss
      The changes in the components of other comprehensive loss for the six months ended March 31, 2005 and 2006 are as follows:

	Six months ended March 31,

	2005	2006

Unrealized gain (losses) on securities:
Unrealized holding gains	5	10
Reclassification adjustment for losses included in net income (loss)	(4)	(12)

Net unrealized gains (losses)	1	(2)
Unrealized (losses) gains on cash flow hedges	(12)	4
Foreign currency translation adjustment	(30)	(9)

Other comprehensive loss	(41)	(7)
Accumulated other comprehensive loss — beginning of period	(117)	(154)

Accumulated other comprehensive loss — end of period	(158)	(161)

17.	Related Parties
      The Company has transactions in the normal course of business with Siemens group companies and with Related and Associated Companies (together, “Related Parties”). The Company purchases certain of its raw materials, especially chipsets, from, and sells certain of its products to, Related Parties. Purchases and sales to Related Parties are generally based on market prices or manufacturing cost plus a mark-up.
      Transactions between the Company and ALTIS subsequent to the consolidation of ALTIS during the first quarter of the 2006 financial year are no longer reflected as Related Party transactions (see note 11).
      Related Party receivables at September 30, 2005 and March 31, 2006 consist of the following:

	September 30,	March 31,
	2005	2006

Current:
Siemens group — trade	145	142
Associated and Related Companies — trade	12	11
Siemens group — financial and other	18	—
Associated and Related Companies — financial and other	5	4
Employee receivables	8	5

	188	162

Non-current:
Associated and Related Companies — financial and other (1)	67	—
Employee receivables	2	2

	69	2

Total Related Party receivables	257	164

(1)	The decrease during the six months ended March 31, 2006 is primarily related to the first consolidation of ALTIS.
     Related Party payables at September 30, 2005 and March 31, 2006 consist of the following:

	September 30,	March 31,
	2005	2006

Siemens group — trade	61	50
Associated and Related Companies — trade (1)	140	82
Associated and Related Companies — financial and other	4	5

Total Related Party payables	205	137

(1)	The decrease during the six months ended March 31, 2006 is primarily related to the first consolidation of ALTIS.

     Transactions with Related Parties for the three and six months ended March 31, 2005 and 2006 are as follows:

	Three months ended		Six months ended
	March 31,		March 31,

	2005	2006	2005	2006

Sales to Related Parties:
Siemens group companies	205	159	474	322
Associated and Related Companies	12	14	24	30

Total sales to Related Parties	217	173	498	352

Purchases from Related Parties:
Siemens group companies	62	60	112	73
Associated and Related Companies	182	128	328	309

Total purchases from Related Parties	244	188	440	382

18.	Pension Plans
      Information with respect to the Company’s pension plans for the three and six months ended March 31, 2005 and 2006, respectively, is presented for German (“Domestic”) plans and non-German (“Foreign”) plans.
      The components of net periodic pension cost for the three and six months ended March 31, 2005 and 2006, respectively are as follows:

	Three months ended		Three months ended
	March 31, 2005		March 31, 2006

	Domestic	Foreign	Domestic	Foreign
	plans	plans	plans	plans

Service cost	(4)	(2)	(6)	(1)
Interest cost	(4)	(1)	(4)	(1)
Expected return on plan assets	3	1	3	1
Amortization of unrecognized actuarial losses	(1)	—	(2)	—
Curtailment	—	—	—	1

Net periodic pension cost	(6)	(2)	(9)	—

	Six months ended		Six months ended
	March 31, 2005		March 31, 2006

	Domestic	Foreign	Domestic	Foreign
	plans	plans	plans	plans

Service cost	(8)	(4)	(12)	(3)
Interest cost	(8)	(2)	(8)	(2)
Expected return on plan assets	6	2	6	2
Amortization of unrecognized actuarial losses	(2)	—	(4)	—
Curtailment	—	—	—	1

Net periodic pension cost	(12)	(4)	(18)	(2)

19.	Financial Instruments
      The Company periodically enters into derivatives, including foreign currency forward and option contracts as well as interest rate swap agreements. The objective of these transactions is to reduce the Company’s market risk of interest rate and exchange rate fluctuations to its foreign currency denominated net future cash flows. The Company does not enter into derivatives for trading or speculative purposes.

      The euro equivalent notional amounts in millions and fair values of the Company’s derivative instruments as of September 30, 2005 and March 31, 2006 are as follows:

	September 30, 2005		March 31, 2006

	Notional		Notional
	amount	Fair value	amount	Fair value

Forward contracts sold
U.S. dollar	838	(20)	1,333	12
Japanese yen	9	—	—	—
Singapore dollar	2	—	3	—

Forward contracts purchased:
U.S. dollar	195	4	221	2
Japanese yen	42	—	103	(1)
Singapore dollar	23	—	17	—
Great Britain pound	5	—	6	—
Czech Koruna	1	—	—	—
Malaysian Ringgit	32	1	61	—
Other currencies	23	(1)	9	—

Currency Options sold:
U.S. dollar	527	(21)	126	—

Currency Options purchased:
U.S. dollar	522	3	120	—

Cross currency interest rate swaps:
U.S. dollar	389	21	—	—

Interest rate swaps	1,442	14	1,200	17
Other	259	(2)	242	4

Fair value, net		(1)		34

      At September 30, 2005 and March 31, 2006, all derivative financial instruments are recorded at fair value. Other non-operating expense for the three and six months ended March 31, 2006 included a loss of €17 and a gain of €4, respectively, related to net results from foreign currency derivatives and foreign currency transactions.

20.	Commitments and Contingencies

Litigation
      In September 2004, the Company entered into a plea agreement with the Antitrust Division of the U.S. Department of Justice (“DOJ”) in connection with its ongoing investigation of alleged antitrust violations in the DRAM industry. Pursuant to this plea agreement, the Company agreed to plead guilty to a single count related to the pricing of DRAM between July 1, 1999 and June 15, 2002, and to pay a fine of $160 million. The fine plus accrued interest is to be paid in equal annual installments through 2009. On October 25, 2004, the plea agreement was accepted by the U.S. District Court for the Northern District of California. Therefore, the matter has been fully resolved as between the Company and the DOJ, subject to the Company’s obligation to cooperate with the DOJ in its ongoing investigation of other participants in the DRAM industry. The charges by the DOJ related to DRAM-product sales to six Original Equipment Manufacturer (“OEM”) customers that manufacture computers and servers. The Company has entered into settlement agreements with five of these OEM customers and is considering the possibility of a settlement with the remaining OEM customer, which purchased only a very small volume of DRAM from the Company.
      Subsequent to the commencement of the DOJ investigation, a number of purported class action lawsuits were filed against the Company, its principal U.S. subsidiary and other DRAM suppliers.
      Sixteen cases were filed between June 2002 and September 2002 in the following U.S. federal district courts: one in the Southern District of New York, five in the District of Idaho, and ten in the

Northern District of California. Each of the federal district court cases purports to be on behalf of a class of individuals and entities who purchased DRAM directly from various DRAM suppliers in the United States of America during a specified time period, which was originally alleged to have commenced on or after October 1, 2001 (“Direct U.S. Purchaser Putative Class”). The complaints allege price-fixing in violation of the Sherman Act and seek treble damages in unspecified amounts, costs, attorneys’ fees, and an injunction against the allegedly unlawful conduct. In September 2002, the Judicial Panel on Multi-District Litigation ordered that the foregoing federal cases be transferred to the U.S. District Court for the Northern District of California for coordinated or consolidated pre-trial proceedings as part of a Multi-District Litigation (“MDL”). In October 2003 and June 2005, the plaintiffs filed amended complaints, which together allege that the unlawful conduct commenced on approximately April 1, 1999 and continued through at least June 30, 2002. In September 2005, Infineon and its affiliate entered into a definitive agreement with counsel to the Direct Putative U.S. Purchaser Class (subject to approval by the U.S. District Court for the Northern District of California and to an opportunity for individual class members to opt out of the settlement) and has secured individual settlements with eight direct customers in addition to those OEMs identified by the DOJ. The court has scheduled the trial to begin on February 26, 2007. The hearing on the motion for preliminary court approval of the settlement agreement is scheduled for May 10, 2006. The hearing on plaintiffs’ motion for class certification is scheduled for May 17, 2006.
      Sixty-four additional cases were filed between August 2, 2002 and October 12, 2005 in numerous federal and state courts throughout the United States of America. Each of these state and federal cases (except a case filed in the U.S. District Court for the Eastern District of Pennsylvania in May 2005) purports to be on behalf of a class of individuals and entities who indirectly purchased DRAM in the United States of America during specified time periods commencing in or after 1999. The Eastern District of Pennsylvania case purporting to be on behalf of a class of foreign individuals and entities who directly purchased DRAM outside of the United States of America from July 1999 through at least June 2002, was dismissed with prejudice and without leave to amend on March 1, 2006. Plaintiffs in that case have filed a notice of appeal, but no schedule has yet been set for the appeal. The 64 complaints variously allege violations of the Sherman Act, California’s Cartwright Act, various other state laws, unfair competition law and unjust enrichment and seek treble damages in generally unspecified amounts, restitution, costs, attorneys’ fees and an injunction against the allegedly unlawful conduct. In response to a petition filed by one of the plaintiffs, a judge appointed by the Judicial Council of California subsequently ordered that the then-pending California state cases be coordinated for pre-trial purposes and recommended that they be transferred to San Francisco County Superior Court for coordinated or consolidated pre-trial proceedings. Subsequently, 23 of the state and federal court cases and the U.S. District Court for the Eastern District of Pennsylvania case were ordered transferred to the U.S. District Court for the Northern District of California for coordinated and consolidated pre-trial proceedings as part of the MDL described above. After this transfer, the plaintiffs dismissed two of the transferred state court cases. Two additional transferred state court cases were subsequently remanded back to their relevant state courts. 19 of the 23 transferred cases are currently pending in the MDL. The plaintiffs in the indirect purchaser cases outside California have agreed to stay proceedings in those cases pending resolution of the MDL-proceedings. The Company is defending against these actions vigorously.
      In November 2005, the Company and its principal U.S. subsidiary entered into an agreement with the attorney general of the State of California tolling until June 15, 2006 any applicable time periods within which California and numerous other state attorneys general must file claims arising from their investigation of alleged antitrust violations in the DRAM industry. The Company’s principal U.S. subsidiary has also received Civil Investigative Demands and Subpoenas from the attorneys general of the States of Washington, New York, New Jersey, Minnesota and Florida requesting documents and other information relating to their investigations, and the Company’s principal U.S. subsidiary has provided documents and information in response to those requests.
      In April 2003, the Company received a request for information from the European Commission (the “Commission”) to enable the Commission to assess the compatibility with the Commission’s rules on competition of certain practices of which the Commission has become aware in the European market for DRAM products. The Company has reassessed the matter after its plea agreement with the DOJ and made an accrual during the 2004 financial year for a probable minimum fine that may be imposed as a result of the Commission’s investigation. Any fine actually imposed by the Commission may be significantly higher than the reserve established, although the Company cannot more accurately esti-

mate the amount of such actual fine. The Company is fully cooperating with the Commission in its investigation.
      In May 2004, the Canadian Competition Bureau advised the Company’s U.S. subsidiary that it and its affiliated companies are among the targets of a formal inquiry into alleged violations of the Canadian Competition Act. No compulsory process (such as subpoenas) has been commenced. The Company is cooperating with the Competition Bureau in its inquiry.
      Between October 2004 and February 2005, four putative class proceedings were filed in the Canadian provinces of Ontario, Quebec and British Columbia against the Company, its principal U.S. subsidiary and other DRAM manufacturers on behalf of all direct and indirect purchasers resident, respectively, in Canada (in the case commenced in the province Ontario), the province of Quebec and British Columbia who purchased DRAM or products containing DRAM between July 1999 and June 2002, seeking damages, punitive damages, investigation costs, interest and legal costs. Plaintiffs primarily allege conspiracy to unduly restrain competition and to illegally fix the price of DRAM. Infineon intends to defend itself vigorously against these proceedings.
      Between September 30, 2004 and November 4, 2004, seven securities class action complaints were filed against Infineon and three of its current or former officers (of which one officer was subsequently dropped) in the U.S. District Courts for the Northern District of California and the Southern District of New York. The plaintiffs voluntarily dismissed the New York cases, and on June 30, 2005 filed a consolidated amended complaint in California on behalf of a putative class of purchasers of Infineon’s publicly-traded securities, who purchased them during the period from March 13, 2000 to July 19, 2004, effectively combining all lawsuits. The consolidated amended complaint added Infineon’s U.S. affiliate and four then-current or former employees of Infineon and its affiliate as defendants. It alleges violations of the U.S. securities laws and asserts that the defendants made materially false and misleading public statements about Infineon’s historical and projected financial results and competitive position because they did not disclose Infineon’s alleged participation in DRAM price-fixing activities and that, by fixing the price of DRAM, defendants manipulated the price of Infineon’s securities, thereby injuring its shareholders. The plaintiffs seek unspecified compensatory damages, interest, costs and attorneys’ fees. Infineon, its affiliate and the two Infineon officers filed motions to dismiss the consolidated amended complaint. A decision on the motions to dismiss is currently pending. Infineon believes these claims are without merit and is vigorously defending itself in this action. Because this action is in its initial stages, the Company is unable to provide an estimate of the likelihood of an unfavorable outcome to Infineon or of the amount or range of potential loss arising from the action. If the outcome of this action is unfavorable or if the Company incurs substantial legal fees in defending this action, it may have a material adverse effect on the Company’s financial condition and results of operations. Infineon’s directors’ and officers’ insurance carrier has denied coverage in the class action and Infineon filed suit against the carrier in December 2005.
      In late 2002, MOSAID Technologies Inc. (“MOSAID”) alleged that the Company was violating 11 DRAM-related U.S. patents of MOSAID. In December 2002, the Company filed an action in the U.S. District Court for the Northern District of California seeking a declaratory judgment that the Company was not violating such patents. On February 7, 2003, MOSAID filed a counter-suit opposing the Company’s motion for declaratory judgment and seeking damages for the alleged patent infringement. On November 3, 2003, MOSAID announced that it had filed an amended counterclaim to add two new patents to its previous claims. This matter has since been consolidated under the federal multidistrict litigation rules with another lawsuit filed by MOSAID against Samsung Electronics Co. Ltd. (“Samsung”) in the U.S. District Court for the District of New Jersey. On April 1, 2005, the U.S. District Court issued a summary judgment order that the Company’s products did not infringe most of MOSAID’s asserted claims, leaving the infringement of only two claims in one patent still to be determined. A trial date for the claims has not yet been scheduled. On February 9, 2006, MOSAID filed a notice of appeal with respect to those patent claims on which the court had granted summary judgement of non-infringement. A hearing on this notice and related claim construction issues is expected to be held in the second half of 2006. On April 6, 2005, MOSAID filed an additional lawsuit in the U.S. District Court for the Eastern District of Texas, alleging that the Company’s DRAM products infringe one or more claims of three MOSAID patents. A trial on this issue has been scheduled for October 2006. The Company intends to vigorously defend against MOSAID’s claims.
      On March 5, 2005, Tessera Technologies, Inc. (“Tessera”) filed a lawsuit in the U.S. District Court for the Eastern District of Texas, alleging that the Company’s products containing ball grid array packages infringe five Tessera patents. On April 13, 2005, Tessera amended its complaint to allege that the Company and Micron violated U.S. antitrust law, Texas unfair competition law, and Texas business tort law by conspiring to harm the market for Rambus DRAM (“RDRAM”) chips, thereby injuring Tessera’s ability to license chip packaging technology for RDRAM chips. A trial has been scheduled for August 2006. The Company intends to vigorously defend against Tessera’s claims.
      Liabilities related to legal proceedings are recorded when it is probable that a liability has been incurred and the associated amount can be reasonably estimated. Where the estimated amount of loss is within a range of amounts and no amount within the range is a better estimate than any other amount or the range cannot be estimated, the minimum amount is accrued. As of March 31, 2006, the Company had accrued liabilities in the amount of €140 related to the antitrust investigations and related antitrust and securities civil claims described above. As additional information becomes available, the potential liability related to these matters will be reassessed and the estimates revised, if necessary. These accrued liabilities would be subject to change in the future based on new developments in each matter, or changes in circumstances, which could have a material adverse effect on the Company’s results of operations, financial position and cash flows.
      An adverse final resolution of the antitrust investigations or related civil claims or the securities class action lawsuits described above could result in substantial financial liability to, and other adverse effects upon the Company, which would have a material adverse effect on its business, results of operations and financial condition. Irrespective of the validity or the successful assertion of the above-referenced claims, the Company could incur significant costs with respect to defending against or settling such claims, which could have a material adverse effect on its results of operations, financial position and cash flows.
      An adverse final resolution in the MOSAID or Tessera lawsuits could result in significant financial liabilities to, and other adverse effects upon the Company, which would have a material adverse effect on the Company’s results of operations, financial position and cash flows.
      The Company is subject to various other lawsuits, legal actions, claims and proceedings related to products, patents and other matters incidental to its businesses. The Company has accrued a liability for the estimated costs of adjudication of various asserted and unasserted claims existing as of the balance sheet date. Based upon information presently known to management, the Company does not believe that the ultimate resolution of such other pending matters will have a material adverse effect on the Company’s financial position, although the final resolution of such matters could have a material adverse effect on the Company’s results of operations or cash flows in the year of settlement.
      In connection with the Company’s formation, Siemens retained certain facilities located in the U.S. and certain related environmental liabilities. Businesses contributed to the Company by Siemens historically conducted operations at certain of these facilities and, under applicable law, could be required to contribute to the environmental remediation of these facilities despite their retention by Siemens. Siemens has provided guarantees to certain third parties and governmental agencies, and all involved parties have recognized Siemens as the responsible party for all applicable sites. No assessments have been made of the extent of environmental remediation, if any, that could be required, and no claims have been made against the Company in this regard. The Company believes its potential exposure, if any, to liability for remediating the U.S. facilities retained by Siemens is therefore low.

Other Contingencies
      On December 23, 2003, the Company entered into a long-term operating lease agreement with MoTo Objekt Campeon GmbH & Co. KG (“MoTo”) to lease an office complex constructed by MoTo south of Munich, Germany. The office complex, called Campeon, enables the Company to centralize the majority of its Munich-area employees in one central physical working environment. MoTo was responsible for the construction, which was completed in the second half of 2005. The Company has no obligations with respect to financing MoTo and has provided no guarantees related to the construction. The Company occupied Campeon under an operating lease arrangement in October 2005 and has moved employees to this new location. The complex was leased for a period of 20 years. After year 15, the Company has a non-bargain purchase option to acquire the complex or otherwise continue the lease for the remaining period of five years. Pursuant to the agreement, the Company placed a rental deposit of €75 in escrow, which was included in restricted cash as of March 31, 2006. Lease payments are subject to limited adjustment based on specified financial ratios related to the Company. The agreement was accounted for as an operating lease, in accordance with SFAS No. 13, with monthly lease payments expensed on a straight-line basis over the lease term.
      The Company has received government grants and subsidies related to the construction and financing of certain of its production facilities. These amounts are recognized upon the attainment of specified criteria. Certain of these grants have been received contingent upon the Company maintaining compliance with certain project-related requirements for a specified period after receipt. The Company is committed to maintaining these requirements. Nevertheless, should such requirements not be met, as of March 31, 2006, a maximum of €546 of these subsidies could be refundable.
      The Company has guarantees outstanding to external parties of €231 as of March 31, 2006. In addition, the Company, as parent company, has in certain customary circumstances guaranteed the settlement of certain of its consolidated subsidiaries’ obligations to third parties. Such obligations are reflected as liabilities in the consolidated financial statements by virtue of consolidation. As of March 31, 2006, such inter-company guarantees, principally relating to certain consolidated subsidiaries’ third-party debt, aggregated €1,634, of which €1,340 relates to convertible notes issued.

21.	Operating Segment and Geographic Information
      The Company has reported its operating segment and geographic information in accordance with SFAS No. 131, “Disclosure about Segments of an Enterprise and Related Information”.
      The Company operates primarily in three major operating segments, two of which are application focused: Automotive, Industrial and Multimarket, and Communication Solutions; and one of which is product focused: Memory Products. Further, certain of the Company’s remaining activities for product lines sold, for which there are no continuing contractual commitments subsequent to the divestiture date, as well as new business activities also meet the SFAS No. 131 definition of an operating segment, but do not meet the requirements of a reportable segment as specified in SFAS No. 131. Accordingly, these segments are combined and disclosed in the “Other Operating Segments” category pursuant to SFAS No. 131.
      The following table presents selected segment data for the three and six months ended March 31, 2005 and 2006:

	Three months ended		Six months ended
	March 31,		March 31,

	2005	2006	2005	2006

Net sales:
Automotive, Industrial and Multimarket	634	733	1,265	1,385
Communication Solutions	332	308	746	642
Memory Products	633	928	1,399	1,606
Other Operating Segments	4	22	7	24
Corporate and Reconciliation	3	2	5	10

Total	1,606	1,993	3,422	3,667

EBIT:
Automotive, Industrial and Multimarket	36	74	84	125
Communication Solutions	(142)	(29)	(161)	(50)
Memory Products	17	30	213	(88)
Other Operating Segments	11	(2)	9	(2)
Corporate and Reconciliation	(39)	(45)	(51)	(79)

Total	(117)	28	94	(94)

      Certain items are included in corporate and reconciliation and are not allocated to the segments, consistent with the Company’s internal management reporting. These include certain corporate headquarters’ costs, certain incubator and early stage technology investment costs, non-recurring gains and specific strategic technology initiatives. Additionally, restructuring charges and employee stock-based compensation expense are included in corporate and reconciliation and not allocated to the segments for internal or external reporting purposes, since they arise from corporate directed decisions not within the direct control of segment management. Furthermore, legal costs associated with intellectual property and product matters are recognized by the segments when paid, which can differ from the period originally recognized by corporate and reconciliation. For the three months ended March 31, 2005 and 2006 corporate and reconciliation includes unallocated excess capacity costs of €4 and €5, respectively, restructuring charges of €23 and €3, respectively, and stock-based compensation expense of €0 and €7, respectively. For the six months ended March 31, 2005 and 2006 corporate and reconciliation includes unallocated excess capacity costs of €8 and €9, respectively, restructuring charges of €25 and €5, respectively, and stock-based compensation expense of €0 and €14, respectively.
      The following is a summary of operations by geographic area for the three and six months ended March 31, 2005 and 2006:

	Three months ended		Six months ended
	March 31,		March 31,

	2005	2006	2005	2006

Net sales:
Germany	335	346	715	672
Other Europe	302	350	618	632
North America	367	566	701	936
Asia / Pacific	485	606	1,150	1,190
Japan	82	86	167	167
Other	35	39	71	70

Total	1,606	1,993	3,422	3,667

      Revenues from external customers are based on the customers’ billing location. No single customer accounted for more than 10% of the Company’s sales during the three and six months ended March 31, 2006. Except for sales to Siemens, which are discussed in note 17, no single customer accounted for more than 10% of the Company’s sales during the three and six months ended March 31, 2005. Sales to Siemens are made primarily by the non-memory product segments.
      The Company defines EBIT as earnings (loss) before interest and taxes. The Company’s management uses EBIT, among other measures, to establish budgets and operational goals, to manage the Company’s business and to evaluate its performance. The Company reports EBIT information because it believes that it provides investors with meaningful information about the operating performance of the Company and especially about the performance of its separate operating segments.
      EBIT is determined as follows from the condensed consolidated statements of operations, without adjustment to the U.S. GAAP amounts presented:

	Three months ended		Six months ended
	March 31,		March 31,

	2005	2006	2005	2006

Net income (loss)	(114)	(26)	28	(209)
Adjust: Income tax (benefit) expense	(3)	25	71	65
Interest expense (income), net	—	29	(5)	50

EBIT	(117)	28	94	(94)

22.	Subsequent Events
      On April 3, 2006, Siemens disposed of its remaining shareholding in the Company. Transactions between the Company and Siemens subsequent to this date will no longer be reflected as Related Party transactions.
      On April 4, 2006, ALTIS publicly announced a restructuring plan aimed at maintaining competitiveness of the site by reducing costs, downsizing its workforce, and revising work shifts. As part of the restructuring, ALTIS expects to terminate approximately 320 employees. The exact amount of the restructuring charges can not be estimated at this time due to the early stage of negotiations with the works council.

      On April 25, 2006, the Company announced a restructuring plan of its Chip Card back-end activities aimed at streamlining the organization and product portfolio, and downsizing its workforce. As part of the restructuring, the Company expects to terminate approximately 170 employees. The exact amount of the restructuring charges can not be estimated at this time since negotiations with the works council have not yet commenced.
      Effective May 1, 2006, Infineon separated its memory products business from the remainder of its activities and placed the memory products business in a stand-alone legal company called Qimonda AG (“Qimonda”). As a result, effective May 1, 2006, substantially all of the memory products-related assets and liabilities, operations and activities of Infineon were contributed to Qimonda, a wholly owned subsidiary of Infineon, with the exception of certain rights relating to intellectual property. In conjunction with the separation of its memory products business, the Company entered into a contribution agreement and various other service agreements with Qimonda. In cases where physical contribution (ownership transfer) of assets and liabilities are not feasible or cost effective, the monetary value will be transferred in the form of cash or debt.
      On April 28, 2006, Inotera received approval from the Luxembourg Stock Exchange to offer global depositary shares to be traded on the Euro MTF market.

SUPPLEMENTARY INFORMATION (UNAUDITED)
Gross and Net Cash Position
      Infineon defines gross cash position as cash and cash equivalents and marketable securities, and net cash position as gross cash position less short and long-term debt. Since Infineon holds a substantial portion of its available monetary resources in the form of readily marketable securities, which for U.S. GAAP purposes are not considered to be “cash”, it reports its gross cash position to provide investors with an understanding of the Company’s overall liquidity. The gross and net cash positions are determined as follows from the condensed consolidated balance sheets, without adjustment to the U.S. GAAP amounts presented:

	September 30,	March 31,
	2005	2006

Cash and cash equivalents	1,148	1,384
Marketable securities	858	680

Gross Cash Position	2,006	2,064

Less: Short-term debt	99	739
Long-term debt	1,566	1,285

Net Cash Position	341	40

Free Cash Flow
      Infineon defines free cash flow as cash from operating and investing activities excluding purchases or sales of marketable securities. Since Infineon holds a substantial portion of its available monetary resources in the form of readily available marketable securities, and operates in a capital intensive industry, it reports free cash flow to provide investors with a measure that can be used to evaluate changes in liquidity after taking capital expenditures into account. Free cash flow is not intended to represent the residual cash flow available for discretionary expenditures, since debt service requirements or other non-discretionary expenditures are not deducted. Free cash flow is determined as follows from the condensed consolidated statements of cash flows, without adjustment to the U.S. GAAP amounts presented:

	Three months ended		Six months ended
	March 31,		March 31,

	2005	2006	2005	2006

Net cash provided by operating activities	164	194	587	296
Net cash provided by (used in) investing activities	18	(239)	(92)	(407)
There of: Sale of marketable securities, net	(379)	(68)	(749)	(177)

Free cash flow	(197)	(113)	(254)	(288)

Backlog
      Most standard products, such as memory products, are not ordered on a long-term, fixed-price contract basis due to changing market conditions. It is common industry practice to permit major customers to change the date on which products are delivered or to cancel existing orders. For these reasons, the Company believes that the backlog at any time of standard products such as memory products is not a reliable indicator of future sales. Orders for customized logic products vary depending on customer needs and industry conditions, capacity and demand, while many customers request logistics agreements based on rolling forecasts. As a result, the Company does not place too much reliance on backlog to manage its business and does not use it to evaluate performance. Due to possible changes in customer delivery schedules, cancellation of orders and potential delays in product shipments, the Company’s backlog as of any particular date may not be indicative of actual sales for any later period.

Dividends
      The Company has not declared or paid any dividend during the six months ended March 31, 2006.
Employees
      As of March 31, 2006, Infineon had approximately 40,800 employees worldwide, including approximately 7,600 engaged in research and development.
Shareholders’ Resolutions
      On February 16, 2006, the annual shareholders’ meeting approved the following matters:

•	Approval of the acts of the members of the Managing Board with the exception of Dr. Andreas von Zitzewitz during the 2005 financial year.

•	Approval of the acts of the members of the Supervisory Board during the 2005 financial year.

•	Appointment of KPMG Deutsche Treuhand-Gesellschaft AG as auditors for the 2006 financial year.

•	Elections to the Supervisory Board.

•	Amendment of the articles of association. A resolution was passed to approve the “Infineon Technologies AG Stock Option Plan 2006”, to adjust the Conditional Share Capital III and to create an additional Conditional Share Capital IV/2006.

•	Further amendment of §7 and §13 of the Articles of Association.

•	Approval of the domination and profit-and-loss transfer agreement between Infineon Technologies AG and Comneon Verwaltungsgesellschaft mbH, to be named Comneon GmbH.
Supervisory Board Members
      Dr. Joachim Faber left the Supervisory Board with effect as of closure of the annual general meeting on February 16, 2006.
      The shareholders of the Company elected Dr. Siegfried Luther, Managing Director of Reinhard Mohn Verwaltungsgesellschaft mbH, as their representative in the Supervisory Board.
      The shareholders of the Company also elected Dr. Eckhart Sünner, General Counsel at BASF AG, Ludwigshafen, as substitute member of the Supervisory Board for Dr. Sigfried Luther.
Market for ordinary shares
      The Company’s ordinary shares are listed on the New York Stock Exchange (NYSE) and the Company is one of the Dax 30 companies listed on the Frankfurt Stock Exchange (FSE). The Company’s shares are traded under the symbol “IFX”.

      Relative Performance of the IFX shares since October 1, 2002 (based on Xetra daily closing prices, indexed on September 30, 2002) is as follows:
      Infineon share price performance and key data for the three and six months ended March 31, 2005 and 2006 were as follows:

	Three months ended			Six months ended
	March 31,			March 31,

	2005	2006	+/- in %	2005	2006	+/- in %

DAX
Beginning of the period	4,291.53	5,449.98	27%	3,994.96	5,082.07	27%
High	4,428.09	5,984.19	35%	4,428.09	5,984.19	35%
Low	4,201.81	5,334.30	27%	3,854.41	4,806.05	25%
End of the period	4,348.77	5,970.08	37%	4,348.77	5,970.08	37%
IFX closing prices in euros (Xetra)
Beginning of the period	8.12	7.75	(5%)	8.49	8.32	(2%)
High	8.12	8.93	10%	9.00	8.93	(1%)
Low	6.95	7.62	10%	6.95	7.60	9%
End of the period	7.40	8.51	15%	7.40	8.51	15%
IFX closing prices in U.S. dollars (NYSE)
Beginning of the period	10.84	9.10	(16%)	10.63	9.90	(7%)
High	10.84	10.28	(5%)	11.74	10.28	(12%)
Low	8.97	9.10	1%	8.97	8.95	—
End of the period	9.55	10.28	8%	9.55	10.28	8%

Financial Calendar

Financial Period	Period end date	Results press release

Third quarter	June 30, 2006	July 21, 2006 (preliminary)
Publication date: May 3, 2006
Contact information
Infineon Technologies AG
Investor Relations
Am Campeon 1-12
85579 Neubiberg/ Munich, Germany
Phone: +49 89 234-26655
Fax: +49 89 234-9552987
E-Mail: investor.relations@infineon.com
      Visit http://www.infineon.com/investor for an electronic version of this report and other information.

Risk Factors
      As a company, we face numerous risks incidental to our business. We face risks that are inherent to companies in the semiconductor industry, as well as operational, financial and regulatory risks that are unique to us. Risks relating to the semiconductor industry include the cyclical nature of the market, which suffers from periodic downturns and industry overcapacity. Our production related risks include the need to match our production capacity with demand, and to avoid interruptions in manufacturing and supplies. We may be exposed to claims from others that we infringe their intellectual property rights or that we are liable for damages under warranties. We are the subject of governmental antitrust investigations and civil claims related to those antitrust investigations. Financial risks include our need to have access to sufficient capital and governmental subsidies. Our regulatory risks include potential claims for environmental remediation. We face numerous risks due to the international nature of our business, including volatility in foreign countries and exchange rate fluctuations.
      These and other material risks that we face are described in detail in the “Risk Factors” section of our Annual Report on Form 20-F, which we have filed with the U.S. Securities and Exchange Commission. A copy of our most recent Form 20-F is available at the Investor Relations section of our website http://www.infineon.com/investor, as well as on the SEC’s website, http://www.sec.gov.
      We encourage you to read the detailed description of the risks that we face in our Form 20-F. The occurrence of one or more of the events described in the Risk Factors section of the Form 20-F could have a material adverse effect on our company and our results of operations, which could result in a drop in our share price.

Forward-looking Statements
      This quarterly report contains forward-looking statements. Statements that are not historical facts, including statements about our beliefs and expectations, are forward-looking statements.
      These forward-looking statements include statements relating to future developments of the world semiconductor market, especially the market for memory products, Infineon’s future growth, the benefits of research and development alliances and activities, our planned levels of future investment in the expansion and modernization of our production capacity, the introduction of new technology at our facilities, the transitioning of our production processes to smaller structures, cost savings related to such transitioning and other initiatives, our successful development of technology based on industry standards, our ability to offer commercially viable products based on our technology, our ability to achieve our cost savings and growth targets, and the impact of our carve-out of the Memory Products business and any further corporate reorganization measures in that regard. These statements are based on current plans, estimates and projections, and you should not place too much reliance on them.
      These forward-looking statements speak only as of the date they are made, and we undertake no obligation to update any of them in light of new information or future events. These forward-looking statements involve inherent risks and are subject to a number of uncertainties, including trends in demand and prices for semiconductors generally and for our products in particular, the success of our development efforts, both alone and with our partners, the success of our efforts to introduce new production processes at our facilities and the actions of our competitors, the availability of funds for planned expansion efforts, the outcome of antitrust investigations and litigation matters, as well as other factors. We caution you that these and a number of other important factors could cause actual results or outcomes to differ materially from those expressed in any forward-looking statement. These factors include those identified under the heading “Risk Factors” in the Infineon Form 20-F annual report.